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 April 23, 2014

Via Federal Express and Edgar Transmission

Mr. Larry Spirgel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549
Phone:  202-551-3810

Re:	CBS Corporation
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 14, 2014
File No. 001-09553

Dear Mr. Spirgel:

On behalf of our client, CBS Corporation (“CBS” or the “Company”), set forth below are the Company’s responses to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated April 9, 2014 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2013.  For purposes of this letter, the Company refers to its Annual Report on Form 10-K for the year ended December 31, 2013 as its “2013 Form 10-K”.   For your convenience, the Company’s responses follow the sequentially numbered Comments copied in bold from your letter.

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April 23, 2014

Form 10-K for the Fiscal Year Ended December 31, 2013

2013 vs. 2012, page II-15

1.
Of the total $3.14 billion of receivables outstanding at December 31, 2013, $1.52 billion would be due in 2014 and $1.62 billion in the years thereafter.  Please tell us why you report all of the $3.14 billion of receivables under current assets.  Additionally, please clarify if all amounts billed had been recognized into revenues.

The Company respectfully notes that the $3.14 billion of outstanding receivables attributable to television licensing arrangements (disclosed on page II-15 of the 2013 Form 10-K) are not all reported in current assets. The $1.52 billion due in 2014 is included in “Receivables” under current assets on the consolidated balance sheet (on page II-41 of the 2013 Form 10-K).  The remaining $1.62 billion due after 2014 (reduced to $1.56 billion, primarily due to an allowance and present value discount) is included in noncurrent receivables within “Other assets” on the consolidated balance sheet (as described on page II-46 of the 2013 Form 10-K).  The Company respectfully notes that total receivables in current assets of $3.42 billion is comprised of the current portion of licensing receivables of $1.52 billion (as noted above) and $1.9 billion attributable to the current portion of receivables from the Company’s other revenue streams, including advertising and affiliate and subscription fees.  All outstanding receivables, including those that are billed, have been recognized into revenues. As further discussed below, there is often a timing difference between revenue recognition and cash collections under television licensing arrangements.

Revenue Recognition, pages II-46 and II-47

2.
Regarding revenues from the licensing of television programming, please clarify if such revenues are recognized in the period that the television series is made available to the licensee for immediate broadcast.  Additionally, tell us why there is a significant timing difference between revenue recognition and when payments under the licensing arrangements are due.  In addition, please also provide context to Mr. Ianniello’s reference to working with “partners to see how they want to stagger availability” of shows in a statement made during your 4Q 2013 Earnings Call.

In accordance with ASC 926-605-25-1, the Company recognizes revenues from the licensing of television programming when the license period has begun and the program is made available to the licensee for immediate broadcast or exhibition.  However, as is standard practice, the license agreements generally state that payments are due over the term of the applicable license period, which may run for several years.  As a result, there are timing differences between revenue recognition and cash collections.

April 23, 2014

The Company licenses its content to a variety of customers, including cable networks and television stations, as well as for exhibition on digital platforms.  Depending on each of their business strategies, the Company and its licensees have different needs regarding the timing of making programming available. The Company’s strategy is to maximize the value it receives for its content across multiple media platforms. To that end, it may seek to make programs available to its licensees at different times in order to avoid negatively impacting revenues being generated from the programs’ exhibition on other platforms (including from its initial network run).  In addition, exhibition rights for a specific program licensed in another transaction may preclude the Company from making that program available to a new licensee at a specific point in time.

In Mr. Ianniello’s statement during the 4Q 2013 earnings call, he was referring to library licensing deals for multiple television programs to providers of programming on digital platforms, particularly for streaming video on demand (“SVOD”) services.  In most cases, SVOD providers prefer to not have many different programs made available on their service all at once.  To grow and maintain their subscriber bases, SVOD providers instead often prefer to build their program offerings over time, and to align their payments accordingly.  Additionally, as mentioned above, the Company often doesn’t have the rights to make each program within a library licensing deal available at the same time.

Program license agreements vary on a contract by contract basis. These agreements all ultimately result from arm’s length negotiations between the Company and the program licensees, which take into account each of the parties’ different business strategies, including the parties’ desire to “stagger” the timing of program availability for exhibition.

*   *   *

April 23, 2014

If you have any questions concerning the matters referred to in this letter, please call the undersigned at (212) 848-7325.

Sincerely,

/s/ Stephen T. Giove

Stephen T. Giove

cc:
Leslie Moonves, President and Chief Executive Officer
Gary L. Countryman, Chair of the Audit Committee
Joseph R. Ianniello, Chief Operating Officer
Lawrence Tu, Senior Executive Vice President and Chief Legal Officer
Lawrence Liding, Senior Vice President, Controller and Chief Accounting Officer
Scott Feinstein, PricewaterhouseCoopers LLP
Kathryn Jacobson, Securities and Exchange Commission
Robert S. Littlepage, Securities and Exchange Commission
Emily Drazan, Securities and Exchange Commission